--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              THE RIGHT START, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    766574107
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

  ALVIN J. PORTNOY, 1800 AVENUE OF THE STARS, 2ND FLOOR, LOS ANGELES, CA 90067,
                                 (310) 556-27XX
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 8, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------------                      -----------------------------
CUSIP NO.   766574107                               Page   2   of   14   Pages
          -------------                                  -----    -----
- -----------------------------                      -----------------------------

- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         KAIM NON-TRADITIONAL, L.P., (95-4486379), THE GENERAL PARTNER OF
         THE REPORTING INVESTMENT PARTNERSHIPS
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a) | |
                                                                          b) |_|

- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

         00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                       N/A
       NUMBER OF         -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        2,437,000
         EACH            -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                          N/A
                         -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                       3,077,709
- --------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


- --------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


- --------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.0%
- --------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         IA
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------------                      -----------------------------
CUSIP NO.   766574107                               Page   3   of   14   Pages
          -------------                                  -----    -----
- -----------------------------                      -----------------------------

- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RICHARD A. KAYNE, ###-##-####
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a) | |
                                                                          b) |_|

- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

         00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. CITIZEN
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                       N/A
       NUMBER OF         -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        3,077,709
         EACH            -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                          N/A
                         -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                       3,077,709
- --------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,077,709
- --------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


- --------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.0%
- --------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------------                      -----------------------------
CUSIP NO.   766574107                               Page   4   of   14   Pages
          -------------                                  -----    -----
- -----------------------------                      -----------------------------

- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARBCO ASSOCIATES, L.P. - 95-3214739
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a) | |
                                                                          b) |_|

- -------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

         00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                       N/A
       NUMBER OF         -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        861,759
         EACH            -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                          N/A
                         -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                       682,360
- --------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         861,759
- --------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


- --------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.92%
- --------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------------                      -----------------------------
CUSIP NO.   766574107                               Page   5   of   14   Pages
          -------------                                  -----    -----
- -----------------------------                      -----------------------------

- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OFFENSE GROUP ASSOCIATES, L.P. - 95-4111006
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a) | |
                                                                          b) |_|

- -------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

         00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION


- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                       N/A
       NUMBER OF         -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        738,650
         EACH            -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                          N/A
                         -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                       738,650
- --------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         738,650
- --------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


- --------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.36%
- --------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------------                      -----------------------------
CUSIP NO.   766574107                               Page   6   of   14   Pages
          -------------                                  -----    -----
- -----------------------------                      -----------------------------

- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a) | |
                                                                          b) |_|

- -------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

         00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                       N/A
       NUMBER OF         -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        1,261,861
         EACH            -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                          N/A
                         -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                       999,170
- --------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,261,861
- --------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


- --------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%
- --------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5.  Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
     Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the dispostion is shared;

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
     Schedule 13D (Sec. 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

     Instruction. The discription of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Sec. 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

- -----------------------------------      ---------------------------------------
Date                                                   Signature
                                         ALVIN J. PORTNOY, EXEC. V.P., ON BEHALF
                                         OF ALL REPORTING PARTIES
                                         ---------------------------------------
                                                       Name/Title

                                 United States
                       Securities and Exchange Commission

                                  Schedule 13D
********************
Item 1. Security and Issuer

Common Stock, with $0.00 Par Value.

     The Right Start, Inc.
     5334 Sterling Center Drive
     Westlake Village, CA 91361

Item 2. Identity and Background

a.   Richard A. Kayne
     1800 Avenue of the Stars, Suite 1425
     Los Angeles, CA 90067

     Mr. Kayne is a U.S. Citizen

     Principal occupation:

     President, Chief Executive Officer and Director KA Associates, Inc. (KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc.
     (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KAIM's principal business address is 1800 Avenue of the Stars, #1425, Los Angeles, CA 90067. KA Associates, Inc.'s principal business address is 1800 Avenue of the Stars, #1430, Los Angeles, CA 90067.

     During the past five years, Mr. Kayne and KA Associates, Inc. have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

b.   KAIM Non-Traditional, L.P.
     1800 Avenue of the Stars, Suite 1425
     Los Angeles, CA 90067

     Principal Occupation:     A Registered Investment Advisor
                               under the Investment Advisors Act

     During the past five years, KAIM Non-Traditional, L.P. has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgements, decrees or final orders from the regulatory bodies.

     The officers of the General Partner of KAIM Non-Traditional, L.P. are as follows:

          John E. Anderson - Director
          Richard A. Kayne - Director, C.E.O. and President
          Alvin J. Portnoy - Executive Vice President
          William J. Miller - Chief Financial Officer

     John E. Anderson
     1800 Avenue of the Stars, Suite 1400
     Los Angeles, CA 90067

     Mr. Anderson is a U.S. Citizen

     Principal occupation:

     Chairman of Topa Equities, Ltd, a diversified investment company. Topa Equities principal business address is 1800 Avenue of the Stars, #1400, Los Angeles, CA 90067. Mr. Anderson is a Director of Kayne, Anderson Investment Management, Inc. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KAIM's principal business address is 1800 Avenue of the Stars, #1425, Los Angeles, CA 90067.

     During the past five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Richard A. Kayne (see Item 2 (a) above.)

     Alvin J. Portnoy
     1800 Avenue of the Stars, Suite 1425
     Los Angeles, CA 90067

     Mr. Portnoy is a U.S. Citizen

     Secretary of KA Associates, Inc. (KA), a registered broker/dealer, and Executive Vice President of Kayne, Anderson Investment Management, Inc.
     (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KAIM's principal business address is 1800 Avenue of the Stars, #1425, Los Angeles, CA 90067. KA Associates, Inc.'s principal business address is 1800 Avenue of the Stars, #1430, Los Angeles, CA 90067.

     During the past five years, Mr. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          William J. Miller
          1800 Avenue of the Stars, Suite 1425
          Los Angeles, CA 90067

     Mr. Miller is a U.S. Citizen

     Chief Financial Officer of KA Associates, Inc. (KA), a registered broker/dealer, and Executive Vice President of Kayne, Anderson Investment Management, Inc. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KAIM's principal business address is 1800 Avenue of the Stars, #1425, Los Angeles, CA 90067. KA Associates, Inc.'s principal business address is 1800 Avenue of the Stars, #1430, Los Angeles, CA 90067.

     During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.  Source and Amount of Funds or Other Consideration

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

Item 4.  Purpose of Transaction

The shares of the issuer were acquired for investment purposes. Based on continuing evaluation of the issuer, alternative investment opportunities and all other factors deemed relevant, Richard A. Kayne and KAIM Non-Traditional, L.P., on behalf of its managed accounts, may elect to acquire additional shares of the issuer's Common Stock in the open market or in privately negotiated transactions (assuming the availability of additional shares of the issuer's Common Stock at prices regarded as acceptable), or may elect to sell some or all of their shares of the issuer Common Stock.

Item 5.  Interest in Securities of the Issuer

a. - b. Richard A. Kayne has shared dispositive power and shared voting power with KAIM Non-Traditional, L.P. of 3,077,709 shares representing 39.0% of the issuer.

c. Shares acquired as reported below were obtained through a rights offering by the issuer:

Date       Type    # of shares   Price   Where/how transaction effected
- ----       ----    -----------   -----   ------------------------------
04/08/96   Buy       640,709     3.17    Exercise of rights through a registered
                                         rights offering by the issuer.

d.  Not applicable

e.  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Power of Attorney
Exhibit 3 - Schedule of Shares Owned